SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1. English translation of a letter dated March 12, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, March 12, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Report of complaint in re. “ADUC C/ Telecom Argentina S.A. according to Knowledge proceeding” (Docket No.: 6570/2017).

Dear Sirs,

I am writing you in my capacity as Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), to inform you that the Company was notified of the claim filed in the case indicated above, pending before the Lower National Administrative Contentious Court No. 2, Secretariat No. 3.

The complaint filed by the Association for the Defense of Users and Consumers (“ADUC”) is seeking, in summary, regarding the fixed telephony service, that the Company “refrain from applying the new rates established illegally, and return the adjustments already received during the years 2016 and 2017, with additional interests and costs ”. Likewise, ADUC requests “that the defendant arbitrates the necessary means to hold a Public Hearing  BEFORE ANY INCREASE IN THE CURRENT TARIFF SCHEME PRIOR TO THE FIRST INCREASE MATERIALIZED WITHOUT PUBLIC HEARING.”, requiring finally that “the civil penalty that it considers to be in favor of the affected consumers be applied” in accordance with Art. 52 bis of Law 24,240.

The filed complaint is for an undetermined amount.

The Company, with the assistance of its legal counselors, will respond in a timely manner to the lawsuit filed, rejecting it and upholding the absence of rules within the current regulatory legal framework applicable to the fixed telephony service, which impose the obligation of holding prior public hearings.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 13, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations